#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

04036382

August 13, 2004

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases dated August 3, August 11, August 13, and a Report Under Section 111(1) dated August 11, 2004; as well as a copy of the Company's 2nd Quarter Report for the period ended June 30, 2004 (reference to August 13 news release).

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

Encl.

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 20 2004
208
WASH, D.C.

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

8/23

#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS R...

Mount Polley's Northeast Zone Expanded and Mine Restart Economics Robust

Vancouver (August 3, 2004) - Imperial Metals Corporation (III-TSX) reports the expansion of the Northeast Zone with the intersection of 64.7 metres grading 0.85% copper, 0.25 g/t gold and 5.24 ppm silver, from 202.5 metres to 267.2 metres in hole WB04-92. This represents a 100 metre step out to the northwest, thereby extending the zone over a 450 metre strike length. Two diamond drills are in operation to define the extent of the zone to the northwest.

Imperial's wholly owned Mount Polley property, located 56 kilometres northeast of Williams Lake, BC, has been the focus of continuous exploration that includes diamond drilling and trenching since August of 2003. A total of 147 drill holes have been drilled to date, 97 holes located in the Northeast Zone.

Northeast Zone

Holes WB04-81 and WB04-89 were drilled in the southend of the main Northeast Zone, in the vicinity of a fault that seems to displace the zone. WB04-90 and WB04-92 are the first holes to be drilled to the northwest of WB04-13 and they have extended the Northeast Zone to the north. Selected mineralized intervals are provided in the following table (*).

Northeast Zone Drill Hole #	Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
WB04-81	60°	-50°	319.1	97.5	-	145.4	47.9	0.63	0.08	7.49
including				105.0	-	115.0	10.0	1.82	0.27	27.85
WB04-89	60°	-50°	236.8	72.5	-	75.0	2.5	1.52	0.86	3.10
WB04-90	240°	-60°	267.3	171.2	-	195.6	24.4	0.59	0.04	4.00
and				212.5	-	220.0	7.5	0.52	0.14	4.23
WB04-92	240°	-60°	349.6	202.5	-	267.2	64.7	0.85	0.25	5.24
including				202.2	-	267.2	47.0	1.27	0.24	6.41
and				293.0	-	320.0	27.0	0.32	0.14	1.79

Leak Area

The Leak area, situated immediately to the west of the main Northeast Zone, was initially trenched in late 2003. Encouraging results from the trenching, including chip assays in excess of 1% copper, are being followed up with drilling. A total of 12 diamond drill holes have been drilled in this area. The best of these was hole WB04-83 which intersected 57.5 metres grading 0.42% copper, 0.18 g/t gold and 1.57 ppm silver.

Boundary Zone

An initial four-hole drill program on the Boundary Zone, located approximately 600 metres west of the Northeast Zone, has yielded very encouraging results. Previous drilling by other parties had identified high-grade copper-gold mineralization adjacent to Mount Polley's property boundary. As reported in December 2003, a legal survey confirmed that a portion of the drilled area was on the PM-8 claim (Boundary Zone), and not on the other parties claim area. Imperial's current drill program was carried out to confirm the drill results obtained by the other parties, and to check the extent of the mineralization to the east.

The best of the four holes drilled was hole ND04-01 which intersected 57.5 metres grading 1.59% copper and 1.91 g/t gold and 7.71 ppm silver. Selected mineralized intervals are provided in the following table (*).

Boundary Zone Drill Hole #	Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t	Silver ppm
ND04-01		-90°	252.0	4.3	-	17.6	13.4	0.76	0.51	6.24
and				53.3	-	110.8	57.5	1.59	1.91	7.71
ND04-02	60°	-50°	240.5	6.1	-	57.5	51.4	0.30	0.45	2.04
and				77.5	-	147.5	70.0	0.29	0.61	2.42
ND04-03	30°	-50°	273.1	4.3	-	19.3	15.0	0.42	0.73	3.13
ND04-04	90°	-60°	306.6	8.8	-	13.9	5.0	0.35	0.57	2.75
and				232.5	-	250.5	18.0	0.42	0.41	2.00

Springer Zone
A total of 16 holes have been completed to date in the Springer Zone, where long intervals of mineralization continue to be intersected below the previously established mineral resource. Hole SD04-14 collared 50 metres east of SD04-11 has intersected the longest mineralized interval to date, intersecting 520 metres of 0.37% copper and 0.38 g/t gold. Selected mineralized intervals are provided in the following table (*).

Springer Zone Drill Hole #	Azimuth	Dip	Total Length (m)	Metre Interval from	-	to	Interval Length	Copper %	Gold g/t
SD04-12	270°	-52°	544.7	142.5	-	172.5	30.0	0.28	0.45
SD04-13	355°	-60°	785.2	32.5	-	42.5	10.0	0.46	0.14
and				430.0	-	621.5	191.5	0.45	0.45
including				440.0	-	499.5	59.5	0.95	0.84
and				645.9	-	702.5	56.6	0.30	0.59
SD04-14	270°	-57°	961.5	260.0	-	780.0	520.0	0.37	0.38
including				460.0	-	517.5	57.5	0.55	0.55
SD04-15	270°	-57°	719.3	305.0	-	354.4	49.4	0.34	0.28

(*) A table of assay results for Mount Polley drilling, and an updated drill plan are available on the Company's website.

Patrick McAndless, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of data and verified the technical information above. All samples were analyzed by Acme Analytical Labs Ltd. in Vancouver, BC.

Mine Restart Economics
A mine permit amendment application to allow mining at the Northeast Zone is being submitted to the B.C. Ministry of Energy & Mines. The proposed pit in this new zone will be named the Wight Pit after the late George Wight, the Mine Manager at Mount Polley between 1996 and 2003.

While exploration at Mount Polley is ongoing, Imperial has determined it is in the best interest of all stakeholders in this favorable metal price environment to restart operations as soon as possible. An internal feasibility report confirms a restart of operations at Mount Polley is viable at this time, based on resources in place at the time of suspension of operations in 2001, together with selected resources identified by exploration in the period August 2003 through May 2004. Any additional resources outlined by the ongoing exploration program at Mount Polley will be incorporated into the mine plan when appropriate.

On a stand alone basis, the mine restart project has a pretax internal rate of return of 103% and a net present value discounted at 5% of $107 million, at the June 2004 average metal prices and exchange rate. The June 2004 average prices and exchange rate were; Copper US$1.22/lb, Gold US$392./oz, Silver US$5.86/oz and 0.737 US$ to CAN$.

Copper Metals Price Sensitivity Table

Copper Price in US$ per lb	Pretax Net Present Value Discounted at 5% *in millions of $*	Pretax Internal Rate of Return
1.00	34.9	39%
1.10	67.8	69%
1.20	100.7	97%
1.30	133.6	125%
1.40	166.5	153%

The following table identifies the mineral reserves included in the mine restart plan.

Mount Polley Proven and Probable Reserves

Pit	Ore (tonnes)	Waste (tonnes)	Copper (%)	Gold (g/t)	Silver (ppm)
Wight	6,202,814	19,768,525	0.978	0.324	6.978
Bell	9,784,689	19,606,929	0.264	0.297	*
Springer	24,733,044	62,278,289	0.362	0.310	*
Total	40,720,547	101,653,743	0.432	0.309	*

Outside the designed pits, resources for various mineralized zones at Mount Polley have been estimated as follows:

Mount Polley Total Resources Excluding Pit Reserves

Type	Ore (tonnes)	Copper Equivalent	Copper (%)	Gold (g/t)	Silver (ppm)
Measured and Indicated	54,576,849	0.507	0.305	0.256	*
Inferred	14,669,828	0.521	0.288	0.297	*

* *silver values are only economically significant in the Northeast Zone*

The assay information used to calculate the reserve and resource estimates include all current and historic drilling on the site. Over the life of the mine, exploration samples were assayed at a number of British Columbia laboratories. During the last 2 years of the mine, approx. 75% of the core samples were prepared and analyzed by the on-site Mount Polley mine (MTP) laboratory; the remaining 25% of the core was prepared and analyzed by either Bondar Clegg (Vancouver, BC), Chemex (North Vancouver, BC), International Metallurgical and Environmental (Kelowna, BC) or G&T Metallurgical Services (Kamloops, BC). The core from the 2003/04 program is being assayed at ACME labs in Vancouver.

Greg Gillstrom, P. Eng., (Geological Engineer), a Qualified Person as defined by National Instrument 43-101, calculated and verified the ore reserves contained in the 43-101 Technical Report entitled Mount Polley Mine 2004 Feasibility Study.

For additional drilling information see the Company website at *www.imperialmetals.com* or contact:
Brian Kynoch, President - 604.669.8959;
Patrick McAndless, Vice President Exploration – 604.488.2665; or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

Imperial Metals



Imperial Metals
MOUNT POLLEY PROPERTY
2003/2004 DRILL PLAN
August 3, 2004
LEGEND
Diamond Drill Hole (July 27/04)
Diamond Drill Hole
METRES
0
50
100
N
592000E
592100E
592200E
592300E
592400E
592500E
592600E
592700E
592800E
592900E
593000E
593100E
5825600N
5825500N
5825400N
5825300N
5825200N
5825100N
5825000N
5824900N
ND04-01
ND04-02
ND04-03
ND04-04
WB04-67
WB04-68
WB04-69
WB04-71
WB04-72
WB04-73
WB04-75
WB04-76
WB04-77
WB04-78
WB04-79
WB04-80
WB04-81
WB04-82
WB04-83
WB04-84
WB04-85
WB04-86
WB04-87
WB04-88
WB04-89
WB04-90
WB04-91
WB04-92
WB04-93

#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Reports Investment in Fjordland Exploration Inc.

Vancouver (August 11, 2004) - Imperial Metals Corporation (III:TSX) announces that it has acquired, by way of a non-brokered private placement (the "Transaction"), beneficial ownership of and control over, 1,000,000 flow-through common shares and 250,000 non flow-through common shares, at a price of $0.40 per common share, of Fjordland Exploration Inc. ("Fjordland").

As a result of this Transaction, Imperial has also acquired a total of 2,916,000 warrants, comprised of 1,458,000 Series A warrants and 1,458,000 Series B warrants ("Warrant). Each A-Warrant is exercisable for one common share for two years at a price of $0.50 per share, and each B-Warrant is exercisable for one common share for two years at a price of $0.60 per share. The expiry date of the Warrants is August 9, 2006.

All combined, Imperial has acquired beneficial ownership of and control over 1,250,000 common shares of Fjordland, representing 4.1% of the issued and outstanding common shares of Fjordland as at the completion of the Transaction plus an aggregate of 2,916,000 Warrants entitling Imperial to purchase an additional 1,458,000 common shares of Fjordland on or before August 9, 2006 at a price of $0.50 per share, and 1,458,000 common shares of Fjordland on or before August 9, 2006 at a price of $0.60 per share.

If Imperial exercises the Warrants in full, then Imperial would beneficially own 4,166,000 common shares, representing 12.6% of the issued and outstanding shares of Fjordland as at the completion of the Transaction.

Fjordland is a reporting company whose shares are posted and listed for trading on the TSX Venture Stock Exchange under the trading symbol "FEX".

The securities were purchased by Imperial for investment purposes.

For a copy of the full report filed in respect of this matter, please contact Andre Deepwell at 604.488.2666.

-30-

For further information contact:
Andre Deepwell, Chief Financial Officer – 604.488.2666 or
Sabine Goetz, Investor Relations - 604.488.2657 / info@imperialmetals.com

REPORT UNDER

SECTION 111(1) OF THE BRITISH COLUMBIA *SECURITIES ACT*

SECTION 141 OF THE ALBERTA *SECURITIES ACT*

This Report is made by Imperial Metals Corporation (the "Offeror") relating to an acquisition of common shares of Fjordland Exploration Inc. (the "Company").

1. **The name and address of the offeror.**

   Imperial Metals Corporation
   Suite 200 – 580 Hornby Street
   Vancouver, BC V6C 3B6

2. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence, and whether it was ownership or control that was acquired in those circumstances.**

   The Offeror acquired ownership of the Company by way of a private placement (the "Transaction") consisting of 1,250,000 common shares and 2,916,000 warrants comprised of 1,458,000 Series A warrants at a price of $0.50 per share and 1,458,000 Series B warrants at a price of $0.60 per share, until August 9, 2006. The 1,250,000 common shares represented 4.1% of the issued shares of the Company as at the completion of the Transaction.

3. **The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence.**

   The Offeror held 1,250,000 common shares representing 4.1% of the issued shares of the Company immediately after the Transaction, as well as 2,916,000 warrants, having the terms set out in item 2 above.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:**

   (i) **the offeror, either alone or together with any joint actors, has ownership and control,**

   (ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and**

   (iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.**

As a result of the acquisition of 1,250,000 common shares of the Company described in item 2 above, the Offeror beneficially owns and controls a total of 1,250,000 common shares of the Company which represented 4.1% of the issued and outstanding shares of the Company as at the completion of the Transaction.

The Offeror also beneficially owns and controls the Warrants described in item 2 above. If the Warrants are exercised in full, the Offeror would beneficially own and control 4,166,000 common shares of the Company, representing 12.6% of the issued and outstanding shares of the Company as at the completion of the Transaction.

5. The name of the market in which the transaction or occurrence took place.

The common shares and warrants referred to in item 2 above were issued from the Company's treasury and acquired by the Offeror in a privately negotiated transaction.

6. The purpose of the offeror and any joint actors in effecting the transaction or occurrence, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The Offeror acquired the common shares and warrants referred to in item 2 above pursuant to a private placement financed by the Company.

The securities were purchased for investment purposes. The Offeror retains a right of first refusal to participate in future financings for one year from the date of issue of the common shares.

7. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

8. The names of any joint actors in connection with this disclosure.

No persons are acting jointly or in concert with the Offeror in connection with the securities of the Company.

9. In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

For aggregate consideration of $500,000:

- 1,000,000 flow-through common shares at a price of $0.40 per share;
- 250,000 non flow-through common shares at a price of $0.40 per share;
- 1,458,000 Series A warrants, each A-warrant is exercisable for one common share for two years at a price of $0.50 per share. A total of 1,167,000 of the A-warrants will be flow-through, subject to the Company having an appropriate exploration program at the time of

exercise on which to incur Exploration Expenditures, and subject to the Purchaser entering into a new flow-through renunciation agreement at the time of exercise; and

- 1,458,000 Series B warrants, each B-warrant is exercisable for one common share for two years at a price of $0.60 per share. A total of 1,167,000 of the B-warrants will be flow-through, subject to the Company having an appropriate exploration program at the time of exercise on which to incur Exploration Expenditures, and subject to the Purchaser entering into a new flow-through renunciation agreement at the time of exercise.

10. If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.

Not applicable.

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 11th day of August, 2004.

IMPERIAL METALS CORPORATION

Per: *"André H. Deepwell"*
Signature of authorized signatory
André H. Deepwell, Chief Financial Officer

200 – 580 Hornby Street
Vancouver, BC V6C 3B6
Complete Mailing Address

#82-34714

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Reports Results for Second Quarter 2004

Vancouver (August 13, 2004) - Imperial Metals Corporation (III:TSX) reports the Company ended the second quarter with $5.6 million in working capital, including $5.3 million in cash. The funds are being invested in exploration and preparation of the Mount Polley mine for resumption of operations. The wholly owned Mount Polley property is located 56 kilometres northeast of Williams Lake in central British Columbia.

Imperial's comparative financial results for the six months ended June 30, 2004 and June 30, 2003 are summarized below. Reduced revenues are the result of the December 1, 2003 change in the method of accounting for the operations of Imperial's 50% owned Huckleberry Mines Ltd. The June 2004 quarter net loss of $2.3 million includes a $1.1 million equity loss from Huckleberry. The June 2003 quarter net income of $1.6 million included a $4.7 million foreign exchange gain on Huckleberry long term debt as a result of the weakening US Dollar.

	Three Months Ended		Six Months Ended	
(unaudited)	June 30, 2004	June 30, 2003 *(restated)*	June 30, 2004	June 30, 2003 *(restated)*
	(000's)	*(000's)*	*(000's)*	*(000's)*
Revenues	$311	$10,870	$607	$24,247
Operating (Loss) Income	$(1,218)	$1,560	$(2,143)	$1,997
Net (Loss) Income	$(2,302)	$1,593	$(2,999)	$1,200
Net (Loss) Income Per Share	$(0.09)	$0.08	$(0.12)	$0.06
Cash Flow [(1)]	$(1,081)	$(24)	$(1,611)	$(600)
Cash Flow Per Share [(1)]	$(0.04)	$0.00	$(0.06)	$(0.03)

Imperial is an operating mining company based in Vancouver, British Columbia. The Company's Second Quarter Report for the period ended June 30, 2004, as well as information on operations and exploration activities, is available on the company website www.imperialmetals.com.

[(1)] Cash Flow and Cash Flow per share are measures used by the Company to evaluate its performance, however they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

-30-

For further information contact:
Brian Kynoch, President - 604.669.8959
Andre Deepwell, Chief Financial Officer – 604.488.2666
Sabine Goetz, Investor Relations - 604.488.2657
Email: info@imperialmetals.com

#82-34714

Imperial Metals

Second Quarter Report

For the Six Months Ended June 30, 2004

580 Hornby Street, Suite 200, Vancouver, BC V6C 3B6
Tel: 604.669.8959 Fax: 604.687.4030 Website: www.imperialmetals.com

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

To Our Shareholders

Financial Results

Imperial ended the second quarter period at June 30, 2004 with $5.6 million in working capital, including $5.3 million in cash. The funds are being invested in exploration and preparation of the Mount Polley mine for resumption of operations. The wholly owned Mount Polley property is located 56 kilometres northeast of Williams Lake in central British Columbia.

Imperial's comparative financial results for the six months ended June 30, 2004 and June 30, 2003 are summarized below. Reduced revenues are the result of the December 1, 2003 change in the method of accounting for the operations of Imperial's 50% owned Huckleberry Mines Ltd. The June 2004 quarter net loss of $2.3 million includes a $1.1 million equity loss from Huckleberry. The June 2003 quarter net income of $1.6 million included a $4.7 million foreign exchange gain on Huckleberry long term debt as a result of the weakening US Dollar.

	Three Months Ended		Six Months Ended	
(unaudited)	June 30, 2004	June 30, 2003 *(restated)*	June 30, 2004	June 30, 2003 *(restated)*
	(000's)	*(000's)*	*(000's)*	*(000's)*
Revenues	$311	$10,870	$607	$24,247
Operating (Loss) Income	$(1,218)	$1,560	$(2,143)	$1,997
Net (Loss) Income	$(2,302)	$1,593	$(2,999)	$1,200
Net (Loss) Income Per Share	$(0.09)	$0.08	$(0.12)	$0.06
Cash Flow [(1)]	$(1,081)	$(24)	$(1,611)	$(600)
Cash Flow Per Share [(1)]	$(0.04)	$0.00	(0.06)	$(0.03)

Mount Polley

Diamond drilling continued at Mount Polley with 36 holes totalling 8,715 metres being completed during the second quarter. Two drill rigs are in operation on the northeast extension of the Northeast Zone mineralization. Current drilling is focused on the area around hole WB04-92 which intersected 64.7 metres grading 0.85% copper, 0.25 g/t gold and 5.24 ppm silver. WB04-92, a 100 metre step out north of the Northeast Zone, extended the zone to a strike length of over 450 metres.

Drilling in the Springer Zone continued to expand the significant body of copper/gold mineralization located below the mineralization outlined by previous drilling. Hole SD04-11 highlighted the potential for higher grades at depth, as it intercepted 73.8 metres grading 1.62% copper, 0.62 g/t gold and 2.64 ppm silver. During the second quarter, seven holes totalling 4,917 metres were drilled in the zone. Drilling has been suspended at Springer to focus resources on extending the Northeast Zone.

Subsequent to the quarter end, Imperial filed a mine permit amendment application with the Province of British Columbia, to allow for mining of the Northeast Zone, discovered in August 2003. The pit designed for the zone has been named the "Wight Pit" in honour of the late George Wight, Mine Manager at Mount Polley from 1996 to 2003.

[(1)] Cash Flow and Cash Flow per share are measures used by the Company to evaluate its performance, however they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

The Company has also completed an internal feasibility study to reopen the Mount Polley mine. The study confirmed the economics of restarting the mine are robust, with a pretax internal rate of return of 103% at June 2004 metal prices and exchange rates. Mineral reserves were estimated using drill results up to May 2004 and are shown on the table below. For detailed information, the 43-101 Technical Report can be accessed at www.sedar.com.

Mount Polley Proven and Probable Reserves

Pit	Ore (tonnes)	Waste (tonnes)	Copper (%)	Gold (g/t)	Silver (ppm)
Wight	6,202,814	19,768,525	0.978	0.324	6.978
Bell	9,784,689	19,606,929	0.264	0.297	*
Springer	24,733,044	62,278,289	0.362	0.310	*
Total	40,720,547	101,653,743	0.432	0.309	*

* *silver values are only economically significant in the Wight Pit*

Huckleberry Mine

Imperial holds a 50% interest in the Huckleberry copper/molybdenum mine located 123 kilometres southwest of Houston, British Columbia. Production statistics for the second quarter are provided below.

Production Statistics (unaudited)	Six Months Ended June 30, 2004	Six Months Ended June 30, 2003
Ore milled (tonnes)	3,385,100	3,461,095
Ore milled per calendar day (tonnes)	18,599	19,122
Ore milled per operating day (tonnes)	20,665	20,957
Grade (%) – Copper	0.468	0.530
Grade (%) – Molybdenum	0.014	0.011
Recovery (%) – Copper	84.8	86.0
Recovery (%) – Molybdenum	14.9	20.1
Copper produced (lbs)	29,609,000	34,756,574
Molybdenum produced (lbs)	152,348	173,876

Outlook

For the remainder of 2004, Imperial will continue to focus on increasing resources and proving additional mineable reserves at Mount Polley by diamond drilling, obtaining a mining permit for the Northeast Zone, and preparing the mine and mill for recommencement of operations. The $5 million line of credit facility secured in July will be used to fund key preproduction activities at Mount Polley.

At the Company's wholly owned Sterling property in Nevada, the planned excavation of a ramp has been deferred as the Company's resources focus on the reopening of the Mount Polley mine.

Imperial continues to evaluate exploration opportunities both on currently owned properties and on new prospects. Subsequent to June 30, 2004 the Company initiated a $0.3 million budget at the optioned Bear property in northern British Columbia to drill test a copper-molybdenum target. The Company also invested $0.5 million in Fjordland Exploration Inc., an exploration company with a gold/copper discovery 35 kilometers south of the Mount Polley mine.

Brian Kynoch
President

Imperial Metals

Management's Discussion & Analysis

Overview

During the quarter ended June 30, 2004 the Company continued with exploration at Mount Polley while preparing to finance and restart operations at the Mount Polley mine. These activities are expected to intensify during 2004 in order to achieve restart of the mine and continue with systematic exploration of the Mount Polley property.

The management of Huckleberry Mines Ltd. ("Huckleberry") was restructured on December 1, 2003, resulting in a loss of joint control and therefore a change in the method of accounting for Huckleberry, from the proportionate consolidation basis to the equity basis. This improved the Company's Balance Sheet by eliminating the large debt associated with Huckleberry. All of the assets and liabilities of Huckleberry previously recorded on a line by line basis were removed from Imperial's consolidated balance sheet. Instead, balance sheets after December 1, 2003 record the Company's investment in Huckleberry as a single line item under Share of Deficit and Advances to Huckleberry.

The Statement of Income for the year 2003 includes eleven months of Huckleberry on the proportionate consolidation basis and one month on the equity basis. This change in method of accounting for Huckleberry results in large variances between the years 2004 and 2003 and markedly affects comparison of financial position and operations.

The Company's revenue subsequent to December 1, 2003, consists of management fee revenues from Huckleberry, interest income on cash and reclamation bonds, and other miscellaneous revenues, including equipment rental revenue. Other revenues may fluctuate significantly from quarter to quarter. Equipment rental revenue ceased by March 31, 2004 and other miscellaneous revenue is expected to continue into the September 2004 quarter. Revenue from these two sources thereafter is likely to be minimal.

At June 30, 2004 the financial position of the Company continues to be strong with $5.6 million in working capital, including $5.3 million in cash. The Company is investing these funds in exploration and preparing the Mount Polley mine for resumption of operations. The Company is also actively assessing other opportunities for growth through exploration and development.

The reporting currency of the Company is the Canadian Dollar. The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles. The comparative results for each quarter to December 31, 2003 and the annual results for the year ended December 31, 2003 have been restated for changes in accounting policies as described under the heading "Changes in Accounting Policies".

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company's operations, financial position and plans for the future based on facts and circumstances as of August 11, 2004. Except for statements of fact relating to the Company certain information contained herein constitutes forward looking statements. Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements. The primary risk factors affecting the Company are discussed further under the heading "Risk Factors" below. The Company undertakes no obligation to update forward looking statements if circumstances or management's estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Imperial Metals

Developments During the June 2004 Quarter

Exploration and General

The Company's primary focus in the June 2004 quarter was exploration at Mount Polley and preparation of an inhouse feasibility study for financing and restart of operations. Drilling continues to provide encouraging results and in late July the Company completed the study for the reopening of the Mount Polley mine. This study includes revised pit designs for the Bell and Springer Zones, based on the new drilling in these zones, and development of a new pit in the Northeast Zone. On a stand alone basis, the mine restart project has a pretax internal rate of return of 103% and a net present value discounted at 5% of $107 million, at June 2004 average metal prices and exchange rate.

In the June 2004 quarter Copper prices declined slightly from the nine year high of US$1.41 per pound reached in the March 2004 quarter, currently averaging US$1.25 per pound. The US Dollar fluctuated in a wide range during the June 30, 2004 quarter closing weaker at June 30, 2004 compared to March 31, 2004 and December 31, 2003. Increases in the price of copper, mitigated somewhat by the weakening of the US Dollar versus the Canadian Dollar, favourably impact Huckleberry's financial results. However, increases in the US Dollar/Canadian Dollar exchange rate increases Huckleberry's long term debt in Canadian dollars as Huckleberry long term debt is denominated in US Dollars.

Larger scale testing of new heap leaching technology to improve copper recoveries from oxidized copper mineralization contained in the Springer Zone at Mount Polley continued in the quarter with results expected to be reported later this year.

Huckleberry Mines Ltd.

The net income of the Company is primarily dependent on the results of Huckleberry, the Company's 50% equity accounted operating mine. Notes 3 and 5 to the unaudited interim consolidated financial statements of the Company discloses the impact of Huckleberry on the financial position and results of operations of Imperial.

Huckleberry incurred a loss of $5.5 million for the three months ended June 30, 2004 compared to net income of $4.3 million in the prior year's comparative period. Huckleberry's operating income increased by $1.9 million in the June 2004 quarter compared to the 2003 quarter on lower volumes of copper shipments at significantly higher copper prices. However, because of the lower shipment volumes and a $2.4 million foreign exchange loss on long term debt in the current quarter, Huckleberry incurred a net loss of $5.5 million for the three months ended June 30, 2004.

Imperial's 50% share of Huckleberry's operations in the June 2003 quarter included a $2.5 million operating loss which was more than offset by a $4.7 million foreign exchange gain on long term debt as a result of the weakening US Dollar generating net income of $2.2 million to Imperial's 50% in that quarter. Shipment levels in the June 2004 quarter were 21% below the level recorded in the June 2003 quarter as a result of the timing of ships and harder ore, which reduced production and ore available for shipment. Shipment levels are expected to be closer to plan for the balance of the year 2004 however plan levels are 9% lower than the actual shipments in the final months of 2003.

At the end of 2003 it was estimated that Huckleberry's mine life would end in early 2007. As a result of the increase in copper prices Huckleberry is reevaluating its reserves to determine how much additional copper can be produced at these higher price levels. The additional ore that could be added as a result of this evaluation may not be substantial because of the geometry of the ore body and the topography of the site.

The Company owns 50% of Huckleberry, however all debt and other obligations of Huckleberry are non recourse to Imperial. Imperial holds $2.5 million of senior ranking Huckleberry debt.

If copper prices and exchange rates in effect at June 30, 2004 continue throughout the year 2004, Huckleberry will generate sufficient cash to be able to make partial loan interest and principal payments. The current portion of Huckleberry's long term debt, including Imperial's $2.5 million senior ranked debt, due on June 30, 2004 totals $84.0 million. The major lenders have been extending the due date of these loans since January 1, 2002, with the current extension expiring on September 30, 2004. The timing of loan repayments will depend on the rate that cash can be generated and repayments will only be considered after providing for a cash reserve.

Huckleberry has not yet been able to complete a restructuring of its loan payment schedule and continues to discuss a revised payment schedule with its major lenders. The outcome of these negotiations continues to be uncertain and could result in Imperial losing its interest in Huckleberry. The ongoing operations of the Company would not be materially affected if Imperial lost its 50% interest in Huckleberry. Note 3 to the consolidated financial statements of the Company provides further information on the financial position of Huckleberry.

Risk Factors

The risk factors affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2003.

Critical Accounting Policies

The critical accounting policies affecting the Company have not changed from those described in the Management's Discussion and Analysis for the year ended December 31, 2003. New accounting standards for future site restoration costs were adopted by the Company as of January 1, 2004 with the financial statements of prior periods being restated. Refer to Note 2 of the unaudited consolidated financial statements for the three months ended June 30, 2004 for details of the impact of these changes on the operations and financial position of the Company.

Changes in Accounting Policies

The Company has adopted a number of new accounting standards effective January 1, 2004. These include:

(a) Future Site Reclamation Costs
New accounting recommendations from the Canadian Institute of Chartered Accountants for future site reclamation costs were adopted by the Company effective January 1, 2004. Prior to January 1, 2004 future site reclamation costs were accrued and charged to operations over the estimated life of each mine. Under the new accounting recommendations the Company initially recognizes the future site reclamation costs at its fair value in the period in which it is incurred, with a corresponding addition to the related asset for these costs. The cost of the asset is amortized over the life of the asset as an expense based on the Company's accounting policy for depreciation, depletion and amortization. Following the initial recognition of the future site reclamation costs, the liability is increased each period to reflect the interest element included in the initial measurement of their fair value. Adjustments to the future site reclamation cost liability are also made in each period for changes in the estimated amount, timing and cost of the work to be carried out. Refer to Note 2(a) of the unaudited interim consolidated financial statements of the Company for further details.

(b) Share Based Compensation
The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants for share based compensation effective January 1, 2004. To December 31, 2003 the Company's reporting has been in accordance with the new recommendations except that the Company had only been providing the information in a note to its financial statements and not recording the effects in its consolidated financial statements. Under the new recommendations the fair value of the options at the date of grant are accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. Refer to Note 2(b) of the unaudited interim consolidated financial statements of the Company for further details.

(c) Hedging Relationships
The Canadian Institute of Chartered Accountants has issued new accounting recommendations for the treatment of certain derivative financial instruments which establishes new criteria for hedge accounting. These must be applied effective January 1, 2004. The new guideline requires the Company to document hedging transactions and explicitly demonstrate the effectiveness of the hedges in order to qualify for certain accounting treatment for hedges utilizing financial derivatives. Derivative financial instruments that do not qualify for hedge accounting are required to be marked to market each period with changes in the fair value of the derivative instruments recorded in operations as unrealized gains or losses.

The Company, excluding Huckleberry, did not have any financial derivatives during the six months ended June 30, 2004. In the June 2004 quarter Huckleberry entered into derivative instruments to hedge the Cdn Dollar versus the US Dollar. At June 30, 2004 Huckleberry had entered into contracts that give Huckleberry the right, but not the obligation, to sell an aggregate of US$3.7 million per month for the period July to December 2004 at an exchange rate of $1.38 per US$1. The fair value of these contracts has been recorded by Huckleberry at June 30, 2004. The Company may enter into derivative instruments with the reopening of the Mount Polley mine.

Results of Operations for the Three Months Ended June 30, 2004 Compared to the Three Months Ended June 30, 2003

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended June 30, 2004 and the audited consolidated financial statements of the Company for the year ended December 31, 2003.

Financial Results

Overview

Operating revenues declined to $0.3 million in the three months ended June 30, 2004 from $10.9 million in the three months ended June 30, 2003. The 2004 revenues exclude the Huckleberry mine due to the change in basis of accounting effective December 1, 2003. Excluding Huckleberry in the 2003 period, revenue increased marginally in 2004 over the revenue in the 2003 quarter.

In the three months ended June 30, 2004 Imperial incurred a net loss of $2.3 million ($0.09 per share) compared to a net income of $1.6 million ($0.8 per share) in the prior year.

The financial results of the Company are closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's loss in the three months ended June 30, 2004 was a loss of $1.1 million compared to income of $2.2 million in the 2003 period.

Huckleberry incurred a loss of $5.5 million for the three months ended June 30, 2004 compared to net income of $4.3 million in the prior year's comparative period. Huckleberry's operating income increased by $1.9 million in the June 2004 quarter compared to the 2003 quarter on lower volumes of copper shipments at significantly higher copper prices. Shipment levels in the June 2004 quarter were 21% below the level recorded in the June 2003 quarter as a result of the timing of ships and harder ore, which reduced production and ore available for shipment. Shipment levels are expected to be closer to plan for the balance of the year 2004 however plan levels are 9% lower than the actual shipments in the final months of 2003.

The combination of lower shipment volumes and a $2.4 million foreign exchange loss on long term debt in the current quarter resulted in Huckleberry incurring a net loss of $5.5 million for the three months ended June 30, 2004. Imperial recorded $1.1 million of this loss, representing part of its 50% share of the operations of Huckleberry during the three month period. In accordance with the accounting practice for equity investments, the Company recorded this lower amount as it represents the amount of cumulative earnings recognized by the Company since the date of reorganization to December 1, 2003. As the Company is not obligated to fund or share in any equity losses of Huckleberry, the amount of equity losses recorded are limited to the amount which result in the Company's share of deficit in Huckleberry equaling but not exceeding the amount as at the date of reorganization. The Company will commence recording equity income from Huckleberry when net cumulative equity income from Huckleberry exceeds $1.6 million, this being the amount of unrecognized losses since the date of reorganization on December 1, 2003.

Imperial's 50% share of Huckleberry's operations in the June 2003 quarter included a $2.5 million operating loss which was more than offset by a $4.7 million foreign exchange gain on long term debt as a result of the weakening US Dollar generating net income of $2.2 million to Imperial's 50% in that quarter.

After inclusion of holding costs for properties on care and maintenance and administration costs the Company recorded a net loss of $2.3 million in the June 2004 quarter. The Company's $2.2 million of income from Huckleberry in the June 2003 quarter was reduced to a net income of $1.6 million upon inclusion of mineral property holding costs and administration costs.

The Company, exclusive of equity income from Huckleberry, does not expect to return to profitable operations in 2004 as the Company has property holding and general and administration costs in excess of its revenues.

Imperial's share of equity losses from Huckleberry Mines Ltd. during 2004 are expected to be $3.6 million based on a copper price of US$1.20 per pound, a US/Cdn Dollar exchange rate of $1.30 and the current mine plan for the Huckleberry mine. Imperial's share of equity income from Huckleberry for the year 2004, excluding foreign exchange gains or losses on long term debt, would change for key indicators as follows:

If the Copper price changes by US$0.01 per pound	$370,000
If the Gold price changes by US$10 per ounce	$ 59,000
If the US/Cdn Dollar Exchange Rate changes by US$0.01	$519,000
If the US Dollar LIBOR rate changes by 1%	$538,000
If the Canadian Bank Prime Rate changes by 1%	$148,000

A US$0.01 change in the US/Cdn Dollar Exchange Rate on Huckleberry long term debt impacts Imperial's 50% equity income by $433,000.

The financial future of Huckleberry is at the discretion of its lenders who continue to work with Huckleberry and its shareholders to find a way to meet Huckleberry's obligations to all its stakeholders.

Mineral Operations

Mineral revenues and production costs represent the 50% proportionate share of Huckleberry operations for the three months ended June 30, 2003. The Company had no mineral revenues or production costs in the June 2004 quarter, however the net effect of Huckleberry's operations are now included in equity income.

Mineral Property Holding Costs

Mineral property holding costs increased to $1.1 million in the June 30, 2004 quarter from $0.5 million in the June 30, 2003 quarter. These costs represent the site holding costs and costs related to equipment rental and custom processing operations, with the largest portion of the increase attributable to the Mount Polley property.

Interest Expense

Interest expense on long term debt decreased to $0.1 million in the 2004 quarter from $0.9 million in 2003. Interest costs on long term debt in 2004 only include the accretion of interest on the non recourse debt owed on the Mount Polley mine.

Foreign Exchange on Long Term Debt

Foreign exchange movements on US Dollar denominated long term debt all relate to Huckleberry. During the three months ended June 30, 2003 the Cdn Dollar strengthened significantly against the US Dollar resulting in a gain of $4.7 million in that quarter.

Other Foreign Exchange Gain

The June 2003 quarter included $0.2 million in other foreign exchange gains from Huckleberry operations.

Liquidity & Capital Resources

Cash Flow from Operations

The Company recorded net loss of $2.3 million in the June 2004 quarter compared to net income of $1.6 million in the June 2003 quarter. Cash flow applied to operations increased to $1.1 million in the June 2004 quarter from $nil million in the prior year.

Working Capital

Working capital at June 30, 2004 declined to $5.5 million from $9.0 million at March 31, 2004 as the Company spent $2.7 million in the June quarter on mineral property additions. The balance of the decline was for funds spent on mineral property holding costs, net of all other revenues and costs.

Property Expenditures and Other Investment Activities

Property acquisition and development expenditures were $0.6 million in June 30, 2004 quarter versus $1.4 million in June 2003 quarter. The expenditures in the June 2003 quarter were primarily for Huckleberry mine ongoing capital projects totaling $1.4 million. Expenditures in the June 2004 quarter were for feasibility study, engineering, permitting and capital costs related to restart of the Mount Polley mine.

Exploration expenditures were $2.1 million in June 2004 quarter compared to $0.6 million in June 2003 quarter. Increased expenditures in 2004 were for drilling and other exploration activities at Mount Polley. Expenditures in 2003 were primarily for drilling at the Sterling exploration project in Nevada. Expenditures on exploration projects for the year 2004 is expected to be in excess of $8.0 million, with $7.0 million budgeted for exploration and development work at Mount Polley and the balance for Bear and other exploration properties. The previously budgeted $2.0 million for a decline ramp at Sterling has been deferred until 2005 and these funds reallocated to Mount Polley. To June 30, 2004 expenditures at Mount Polley were slightly ahead of budget.

Proceeds from the sale of surplus mining equipment totaled $1.0 million in the three months ended June 30, 2003 compared to $nil in the June 2004 quarter.

In July 2004 the Company entered into a $5 million line of credit facility with Edco Capital Corporation, a company controlled by N. Murray Edwards, the controlling shareholder of Imperial. The facility will be used to finance pre-production activity including mining equipment purchases, mill upgrades and tailings dam work. The facility is secured by a General Security Agreement on the assets of the Company, bears interest at the rate of 8% per year and is repayable by December 31, 2005.

Subsequent to June 30, 2004 the Company completed a $0.5 million investment in Fjordland Exploration Inc., a junior mineral exploration company with a promising gold/copper discovery 35 kilometers south of the Mount Polley mine.

Debt and Other Obligations

All of the Company's long term project debt is non recourse to the Company as it is secured only by the mining properties on which the funds were invested.

Payments on Mount Polley's $6.3 million non interest bearing long term debt are only due when the mine and mill are in operation. Payments are limited to $117,000 per month, to a maximum of $1,167,000 per year. As such, this debt is similar in nature to a capped royalty on operations. This debt is non recourse to Imperial.

The contractual obligations of the Company as of June 30, 2004 are in accordance with the schedule included in the MD&A for the year ended December 31, 2003. There have been no significant changes during the six months ended June 30, 2004. Subsequent to June 30, 2004 the Company entered into a capital lease for mobile mining equipment requiring payments of US$66,545 per month for 35 months.

Ongoing exploration expenditures, project holding costs, and general corporate costs will be financed from existing cash resources, sale of assets, joint venture arrangements and debt and equity financings, when appropriate.

Imperial Metals

Results of Operations for the Six Months Ended June 30, 2004 Compared to the Six Months Ended June 30, 2003

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2004 and the audited consolidated financial statements of the Company for the year ended December 31, 2003.

Financial Results

Overview

Operating revenues declined to $0.6 million in the six months ended June 30, 2004 from $24.2 million in the six months ended June 30, 2003. The 2004 revenues exclude the Huckleberry mine due to the change in basis of accounting effective December 1, 2003. Excluding Huckleberry in the 2003 period, revenue increased marginally in 2004 over the revenue in the 2003 period.

In the six months ended June 30, 2004 Imperial incurred a net loss of $3.0 million ($0.12 per share) compared to a net income of $1.2 million ($0.6 per share) in the prior year.

The financial results of the Company are closely tied to those of the Huckleberry mine. The Company's share of Huckleberry's income in the six months ended June 30, 2004 was a loss of $1.1 million compared to income of $3.4 million in the 2003 period. The 2003 income from Huckleberry included a $9.1 million foreign exchange gain on long term debt. After inclusion of a one time $0.8 million loss on sale of the Company's subsidiary, Similco Mines Ltd. and holding costs for properties on care and maintenance and other costs, the Company recorded a net income of $1.2 million in the six months ended June 30, 2003. The loss in the June 2004 period was primarily from the reduced contribution to income from Huckleberry and the absence of the loss on sale of the subsidiary.

The Company, exclusive of equity income from Huckleberry, does not expect to return to profitable operations in 2004 as the Company has property holding and general and administration costs in excess of its revenues.

Imperial's share of equity losses from Huckleberry Mines Ltd. during 2004 are expected to be $3.6 million based on a copper price of US$1.20 per pound, a US/Cdn Dollar exchange rate of $1.30 and the current mine plan for the Huckleberry mine. Imperial's share of equity income from Huckleberry for the year 2004, excluding foreign exchange gains or losses on long term debt, would change for key indicators as follows:

If the Copper price changes by US$0.01 per pound	$370,000
If the Gold price changes by US$10 per ounce	$ 59,000
If the US/Cdn Dollar Exchange Rate changes by US$0.01	$519,000
If the US Dollar LIBOR rate changes by 1%	$538,000
If the Canadian Bank Prime Rate changes by 1%	$148,000

A US$0.01 change in the US/Cdn Dollar Exchange Rate on Huckleberry long term debt impacts Imperial's 50% equity income by $433,000.

The financial future of Huckleberry is at the discretion of its lenders who continue to work with Huckleberry and its shareholders to find a way to meet Huckleberry's obligations to all its stakeholders.

Mineral Operations

Mineral revenues and production costs represent the 50% proportionate share of Huckleberry operations for the the six months ended June 30, 2003. The Company had no mineral revenues or production costs in the June 2004 period, however the net effect of Huckleberry's operations are now included in equity income.

Imperial Metals

Mineral Property Holding Costs
Mineral property holding costs were steady at $1.9 million in the six months ended June 30, 2004 compared to $1.3 million in the six months ended June 30, 2003. These costs represent the site holding costs and costs related to equipment rental and custom processing operations, with the largest portion of the increase attributable to the Mount Polley property.

Interest Expense
Interest expense on long term debt decreased to $0.1 million in the 2004 from $1.8 million in 2003. Interest costs on long term debt in 2004 only include the accretion of interest on the non recourse debt owed on the Mount Polley mine.

Foreign Exchange on Long Term Debt
Foreign exchange movements on US Dollar denominated long term debt all relate to Huckleberry. During the six months ended June 30, 2003 the Cdn Dollar strengthened significantly against the US Dollar resulting in a gain of $9.1 million during that period.

Other Income
Other income to June 2004 includes a gain of $0.2 million on sale of marketable securities compared to a gain of $0.1 million in the June 2003 period.

Liquidity & Capital Resources

Cash Flow from Operations
The Company recorded net loss of $3.0 million in the six months ended June 30, 2004 compared to net income of $1.2 million in 2003 period. Cash flow applied to operations increased to $1.6 million in the June 2004 period from $0.6 million in the prior year.

Working Capital
Working capital at June 30, 2004 declined to $5.5 million from $11.0 million at December 31, 2003 as the Company spent $4.3 million on mineral property additions. The balance of the decline was for funds spent on mineral property holding costs, net of all other revenues and costs.

Property Expenditures and Other Investment Activities
Property acquisition and development expenditures were $0.6 million in six months ended June 30, 2004 versus $2.4 million in June 2003 period. The expenditures in the June 2003 period were primarily for Huckleberry mine ongoing capital projects totaling $2.4 million. Expenditures in the June 2004 period were for feasibility study, engineering, permitting and capital costs related to restart of the Mount Polley mine.

Exploration expenditures were $3.6 million in six months ended June 30, 2004 compared to $0.8 million in June 2003 period. Increased expenditures in 2004 were for drilling and other exploration activities at Mount Polley. Expenditures in 2003 were primarily for drilling at the Sterling exploration project in Nevada. Expenditures on exploration projects for the year 2004 is expected to be in excess of $8.0 million, with $7.0 million budgeted for exploration and development work at Mount Polley and the balance for Bear and other exploration properties. The previously budgeted $2.0 million for a decline ramp at Sterling has been deferred until 2005 and these funds reallocated to Mount Polley. To June 30, 2004 expenditures at Mount Polley were slightly ahead of budget.

Proceeds from the sale of Similco and surplus mining equipment totaled $1.4 million in the six months ended June 30, 2003 compared to $nil in the six months ended June 30, 2004.

In July 2004 the Company entered into a $5 million line of credit facility with Edco Capital Corporation, a company controlled by N. Murray Edwards, the controlling shareholder of Imperial. The facility will be used to finance pre-production activity including mining equipment purchases, mill upgrades and tailings dam work. The facility is secured by a General Security Agreement on the assets of the Company, bears interest at the rate of 8% per year and is repayable by December 31, 2005.

Subsequent to June 30, 2004 the Company completed a $0.5 million investment in Fjordland Exploration Inc., a junior mineral exploration company with a promising gold/copper discovery 35 kilometers south of the Mount Polley mine.

Debt and Other Obligations

All of the Company's long term project debt is non recourse to the Company as it is secured only by the mining properties on which the funds were invested.

Payments on Mount Polley's $6.3 million non interest bearing long term debt are only due when the mine and mill are in operation. Payments are limited to $117,000 per month, to a maximum of $1,167,000 per year. As such, this debt is similar in nature to a capped royalty on operations. This debt is non recourse to Imperial.

The contractual obligations of the Company as of June 30, 2004 are in accordance with the schedule included in the MD&A for the year ended December 31, 2003. There have been no significant changes during the six months ended June 30, 2004. Subsequent to June 30, 2004 the Company entered into a capital lease for mobile mining equipment requiring payments of US$66,545 per month for 35 months.

Ongoing exploration expenditures, project holding costs, and general corporate costs will be financed from existing cash resources, sale of assets, joint venture arrangements and debt and equity financings, when appropriate.

Imperial Metals

Selected Quarterly Financial Information

	Three Months Ended			
	June 30 2004	March 31 2004	December 31 2003 *(Restated)*	September 30 2003 *(Restated)*
Total Revenues [(1)]	$311,374	$295,857	$9,585,684	$13,338,499
Foreign exchange gain (loss) on Huckleberry debt [(2)]	$ -	$ -	$2,355,946	$72,122
Writedown of mineral properties	$ -	$ -	-	$(1,525,937)
Equity Income (Loss) from Huckleberry	$(1,057,218)	$(22,440)	$1,079,658	-
Net Income (Loss)	$(2,302,000)	$(696,933)	$3,408,431	$(2,827,673)
Net Income (Loss) per share	$(0.09)	$(0.03)	$0.14	$(0.13)
Diluted Income (Loss) per share	$(0.09)	$(0.03)	$0.14	$(0.13)
Cash Flow [(3)]	$(1,080,738)	$(530,155)	$1,405,599	$1,755,349
Cash Flow per share [(3)(4)]	$(0.04)	$(0.02)	$0.06	$0.08
Average LME cash settlement copper price/lb in US$	1.264	$1.239	$0.934	$0.795
Average US/Cdn$ exchange rate	1.359	1.318	1.316	1.380
Period end US/Cdn$ exchange rate	1.340	1.311	1.292	1.350

	Three Months Ended			
	June 30 2003 *(Restated)*	March 31 2003 *(Restated)*	December 31 2002 *(Restated)*	September 30 2002 *(Restated)*
Total Revenues	$10,870,260	$13,376,342	$9,005,075	$11,806,455
Foreign exchange gain (loss) on Huckleberry debt [(2)]	$4,712,718	$4,403,428	$241,822	$(2,630,002)
Writedown of mineral properties	-	-	$(8,116,629)	$(5,053,885)
Net Income (Loss)	$1,593,006	$(392,815)	$(10,771,522)	$(10,173,998)
Net Income (Loss) per share	$0.08	$(0.02)	$(0.68)	$(0.65)
Diluted Income (Loss) per share	$0.08	$(0.02)	$(0.68)	$(0.65)
Cash Flow [(3)]	$(24,170)	$(576,280)	$888,859	$585,764
Cash Flow per share [(3)(4)]	$0.00	$(0.03)	$0.06	$0.04
Average LME cash settlement copper price/lb in US$	$0.744	$0.755	$0.705	$0.688
Average US/Cdn $ exchange rate	1.398	1.510	1.570	1.563
Period end US/Cdn $ exchange rate	1.355	1.469	1.580	1.586

(1) Total revenues for the three months ended December 31 include only two months of revenue from Huckleberry due to the change in basis for accounting for Huckleberry effective December 1, 2003.

(2) In order to provide the reader with a better understanding of the effect of changes in the US/Cdn Dollar on the net income of the Company to December 31, 2003, foreign exchange gain (loss) on debt shown above includes the amounts from Huckleberry recorded on both the proportionate consolidation basis to November 30 and on the equity basis for the month of December.

(3) Cash Flow and Cash Flow per share are measures used by the Company to evaluate its performance however, they are not terms recognized under generally accepted accounting principles. Cash Flow is defined as cash flow from operations before net change in working capital balances and Cash Flow per Share is the same measure divided by the weighted average number of common shares outstanding during the period.

(4) The sum of the quarterly Cash Flow per share does not equal the annual total due to timing of share issuances during the year.

Imperial Metals

Related Party Transactions

Huckleberry

All related party transactions are as a result of the Company's 50% ownership of Huckleberry and the fact that the owners of the other 50% of Huckleberry (the "Japan Group") are also lenders to, and the purchasers of, substantially all of the production from the Huckleberry mine under a life of mine contract. Transactions with the Japan Group are on commercial terms and conditions and disclosed in Note 12 to the consolidated financial statements for the year ended December 31, 2003.

Until the restructuring of the management of Huckleberry on December 1, 2003 and termination of the operator agreement with Huckleberry, Imperial was the operator of the Huckleberry mine and received management fees for operating the Huckleberry mine with management staff provided by Imperial. Effective December 1, 2003

Imperial receives consulting fees for its services pursuant to a new consulting agreement however, there is no obligation to provide any staff, as mine operations are now managed totally by Huckleberry.

The Company has a $2.5 million senior ranked loan receivable from Huckleberry originating from the 1999 financial restructuring of Huckleberry. Interest due on the loan had been paid to June 15, 2004. Future payments of interest and principal are dependant on Huckleberry's cash flow.

To March 31,2004 Huckleberry rented certain mobile mining equipment from the Company on commercial terms and conditions. During 2003 and 2004 Huckleberry acquired mobile mining equipment to replace the equipment rented from the Company and therefore rentals ceased in early 2004. Rental revenue earned by the Company from Huckleberry was under $0.1million in the six months ended June 30, 2004 and $0.6 million in six months ended June 30, 2003.

Corporate

In July 2004 the Company entered into a $5 million line of credit facility with Edco Capital Corporation, a company controlled by N. Murray Edwards, the controlling shareholder of Imperial. The facility will be used to finance pre-production activity including mining equipment purchases, mill upgrades and tailings dam work. The facility is secured by a General Security Agreement on the assets of the Company, bears interest at the rate of 8% per year and is repayable by December 31, 2005.

Other

Additional information about the Company, including the Company's Annual Information Form, is available on SEDAR at *www.sedar.com.*

As of August 11, 2004 the Company had 25,743,689 common shares outstanding. On a diluted basis the Company had 27,776,264 common shares outstanding.

Outlook

For the remainder of the year 2004 the Company is focused on increasing resources and proving up mineable reserves at Mount Polley, obtaining a mine permit amendment to allow for mining of the Northeast Zone, securing financing and preparing the mine and mill for restart of operations. The Company has committed a minimum of $8.2 million in funding in 2004 for drilling, exploration and other predevelopment expenditures to achieve this objective. Additional staff have been employed to reopen the Mount Polley mine.

The Company's second major objective for 2004 was to follow up on the discovery made at Sterling with a US$2.0 million budget that includes an underground ramp to access the area of the new discovery and further surface and underground drilling to test the extent of the mineralization. This work was to commence in mid 2004 but has now been deferred until 2005 to allow the Company to focus all its efforts on restarting the Mount Polley mine.

In early 2004 Huckleberry approved a budget of $0.5 million to explore for additional ore near the existing Huckleberry mine in an effort to extend the mine life beyond 2007. Drilling was completed in July with some encouragement. A further drilling program is being proposed to follow up on the results obtained.

The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects. In March 2004 the Company optioned the Bear property in northern British Columbia and initiated a $0.3 million budget to drill test prospective targets. Subsequent to June 30, 2004 the Company completed a $0.5 million investment in Fjordland Exploration Inc., a junior mineral exploration company with a promising gold/copper discovery 35 kilometers south of the Mount Polley mine.

Imperial Metals

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

	June 30 2004	December 31 2003 *(Note 2)*
ASSETS		
Current Assets		
Cash and cash equivalents	$5,284,510	$11,188,135
Marketable Securities [Market value - $588,204 (December 31, 2003 - $561,454)]	465,655	358,754
Accounts receivable	1,499,778	539,292
	7,249,943	12,086,181
Mineral Properties	15,146,529	10,954,868
Future Site Reclamation Deposits	2,171,195	2,106,561
Other Assets	154,956	144,626
	$24,722,623	$25,292,236
LIABILITIES		
Current Liabilities		
Accounts payable and accrued charges	$1,679,498	$1,050,106
Limited Recourse Long Term Debt and Accrued Interest	6,002,729	5,891,809
Future Site Reclamation Costs	2,686,485	2,558,196
Equity Share of Deficit and Advances to Huckleberry Mines Ltd. (Note 3)	24,827,208	23,747,550
	35,195,920	33,247,661
CAPITAL DEFICIENCY		
Share Capital (Note 4)	14,839,893	14,427,459
Contributed Surplus (Note 2(b))	244,082	-
Deficit	(25,557,272)	(22,382,884)
	(10,473,297)	(7,955,425)
	$24,722,623	$25,292,236

See accompanying notes to these financial statements.

Imperial Metals

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
For the Six Months Ended June 30, 2004 and 2003
(Unaudited – Prepared by Management)

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2004	2003 *(Note 2)*	2004	2003 *(Note 2)*
REVENUES				
Mineral, net of royalties	$ -	$10,581,089	$ -	$23,668,495
Management fees	75,000	75,000	150,000	168,750
Interest income	72,911	51,088	170,093	110,103
Other	163,463	163,083	287,138	299,254
	311,374	10,870,260	607,231	24,246,602
EXPENSES				
Mineral production, treatment and transportation	-	10,469,347	-	23,317,633
Mineral property holding costs	1,063,080	486,158	1,867,062	1,272,061
Interest accretion on future site restoration costs	45,684	66,399	90,799	161,596
Depletion, depreciation and amortization	21,602	2,144,727	38,186	4,552,444
Administration	299,151	220,348	576,367	435,625
Share based compensation	39,324	-	68,627	-
Interest on long term debt	54,591	865,846	110,920	1,757,616
Foreign exchange gain on long term debt	-	(4,712,718)	-	(9,116,146)
Other foreign exchange (gain) loss	5,957	(229,465)	(1,436)	(130,860)
	1,529,389	9,310,642	2,750,525	22,249,969
OPERATING (LOSS) INCOME	(1,218,015)	1,559,618	(2,143,294)	1,996,633
Equity loss in Huckleberry Mines Ltd. (Note 3)	(1,057,218)	-	(1,079,658)	-
Loss on sale of subsidiary	-	-	-	(824,726)
Other	(5,020)	85,166	219,200	132,562
(LOSS) INCOME BEFORE TAXES	(2,280,253)	1,644,784	(3,003,752)	1,304,469
Income and mining taxes (recovery)	21,747	51,778	(4,819)	104,278
NET (LOSS) INCOME	(2,302,000)	1,593,006	(2,998,933)	1,200,191
Deficit, Beginning of Period as previously reported	(23,255,272)	(26,071,678)	(23,634,966)	(27,010,516)
Adjustment for change in accounting policy for future site restoration costs (Note 2(a))	-	1,515,030	1,252,082	2,846,683
Adjustment for change in accounting policy for share based compensation (Note 2(b))	-	-	(175,455)	-
Deficit, End of Period	$(25,557,272)	$(22,963,642)	$(25,557,272)	$(22,963,642)
Basic and Diluted (Loss) Earnings Per Share	$(0.09)	$0.08	$(0.12)	$0.06

Supplemental Disclosure of Outstanding Shares	*August 11, 2004*	*June 30, 2004*
Common shares outstanding	25,743,689	25,642,764
Diluted common shares outstanding	27,776,264	27,761,264

See accompanying notes to these financial statements.

Imperial Metals

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2004 and 2003
(Unaudited – Prepared by Management)

	Second Quarter Three Months Ended June 30		Year to Date Six Months Ended June 30	
	2004	2003 *(Note 2)*	2004	2003 *(Note 2)*
OPERATING ACTIVITIES				
Net (loss) income	$(2,302,000)	$1,593,006	$(2,998,933)	$1,200,191
Items not affecting cash flows				
Depletion, depreciation and amortization	21,602	2,144,727	38,186	4,552,444
Share based compensation	39,324	-	68,627	-
Interest accretion on future site restoration costs	45,684	66,399	90,799	161,596
Equity loss in Huckleberry Mines Ltd.	1,057,218	-	1,079,658	-
Loss on sale of subsidiary	-	-	-	824,726
Foreign exchange gain on long term debt	-	(4,712,718)	-	(9,116,146)
Accrued interest on long term debt	-	795,273	-	1,615,789
Future income taxes	-	-	(26,566)	-
Other	57,434	89,143	137,336	160,950
	(1,080,738)	(24,170)	(1,610,893)	(600,450)
Net change in non-cash operating balances	(138,535)	1,569,148	(437,995)	1,001,340
Cash provided by (used in) operating activities	(1,219,273)	1,544,978	(2,048,888)	400,890
FINANCING ACTIVITIES				
Issue of shares for cash	414,000	-	439,000	1,249,213
Cash provided by financing activities	414,000	-	439,000	1,249,213
INVESTMENT ACTIVITIES				
Acquisition and development of properties	(2,702,121)	(869,016)	(4,263,658)	(1,925,671)
Proceeds on sale of subsidiary, net of cash	-	-	-	115,223
Other	(22,810)	(24,871)	(30,079)	(14,952)
Cash used in investment activities	(2,724,931)	(893,887)	(4,293,737)	(1,825,400)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,530,204)	651,091	(5,903,625)	(175,297)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	8,814,714	1,765,197	11,188,135	2,591,585
CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,284,510	$2,416,288	$5,284,510	$2,416,288
SUPPLEMENTAL INFORMATION				
Interest expense paid	$234	$781	$647	$1,437
Taxes paid	$21,747	$1,798	$21,747	$140,366

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2004
(Unaudited – Prepared by Management)

1. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2003 except for the changes in accounting policies as disclosed in Note 2. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year.

These unaudited interim consolidated financial statements assume the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Property holding and operating costs, and exploration and administration costs are expected to be in excess of revenues until the restart of the Mount Polley mine or until the Company achieves commercial production from its other mineral properties. In the interim, the Company's ability to continue as a going concern is dependent on its ability to obtain the necessary financing to meet its obligations and pay its liabilities when they become due. Subsequent to June 30, 2004 the Company obtained $5.0 million in interim financing to commence preproduction activity on the Mount Polley mine (Note 6(a)). At August 11, 2004 the Company had substantial cash resources, however additional financing will be required to restart operations at the Mount Polley mine and develop its mineral properties to commercial production and finance operations of the Company.

2. CHANGES IN ACCOUNTING POLICIES

(a) Future Site Reclamation Costs

Effective January 1, 2004 the Company adopted the new accounting standard for asset retirement obligations, a standard that applies to future site reclamation costs for the Company's mineral properties. Under this standard, future costs to retire an asset including dismantling, remediation and on going treatment and monitoring of the site are recognized and recorded as a liability at fair value at the date the liability is incurred. The liability is accreted over time to the estimated amount ultimately payable through periodic charges to earnings. In addition, future site restoration costs are capitalized as part of the carrying value of the related mineral property at its initial discounted value and amortized over the mineral properties useful life based on a units of production method. Previously the estimated costs for reclamation of producing mineral properties were accrued and charged to operations over commercial production using the units of production method based upon total estimated reclamation costs and recoverable reserves. The estimated costs for reclamation of non-producing mineral properties are accrued as liabilities when the costs of site clean-up and reclamation can be reasonably estimated.

This change in accounting policy has been adopted retroactively, resulting in the following changes:

	December 31, 2003
Balance Sheet	*Increase (Decrease)*
Future site restoration costs	$(1,049,792)
Share of Deficit and Advances to Huckleberry Mines Ltd.	$(202,290)
Deficit	$(1,252,082)

	Year Ended December 31, 2003	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Income Statement	*Increase (Decrease)*	*Increase (Decrease)*	*Increase (Decrease)*
Depletion, depreciation and amortization	$86,668	$23,637	$47,274
Interest accretion on future site restoration costs	$285,371	$66,399	$161,596
Other foreign exchange	$120,183	$47,901	$95,669
Equity income from Huckleberry Mines Ltd.	$62,672	$ -	$ -
Loss on sale of subsidiary	$1,165,051	$ -	$1,165,051
Net Income	$(1,594,601)	$(137,937)	$(1,469,590)

(b) Stock Based Compensation

Prior to January 1, 2004 the Company did not use the fair value based method to account for stock based compensation to employees and directors, however it disclosed the proforma effect of using a fair value based method for such stock based compensation in the notes to its financial statements. Effective January 1, 2004 the Company has adopted, without restatement of prior periods, the fair value based method to account for such stock based compensation to employees and directors. Compensation expense is determined when stock options are issued and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model. The cumulative effect of the compensation expense for employees and directors incurred in the period from January 1, 2002 to December 31, 2003 totals $175,455 and has been charged to deficit on January 1, 2004.

Imperial Metals

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2004
(Unaudited – Prepared by Management)

3. EQUITY SHARE OF DEFICIT AND ADVANCES TO HUCKLEBERRY MINES LTD.

The Company has a 50% interest in Huckleberry Mines Ltd. ("Huckleberry") which is engaged in copper mining operations in British Columbia ("Huckleberry Mine"). The balance of the equity share of deficit and advances to Huckleberry represents two components of the Company's investment in Huckleberry: a $2.5 million senior ranking advance repayable to the Company; and the Company's 50% share of Huckleberry's deficit. The Company's financial exposure to Huckleberry is limited to its $2.5 million advance. The Company has no obligation to fund any of Huckleberry's operations, debt or deficit.

Prior to December 1, 2003 the Company had joint control of Huckleberry and accounted for Huckleberry as an incorporated joint venture and recognized its proportionate share of the assets, liabilities, revenues and expenses of Huckleberry in these financial statements (Note 5).

Pursuant to an agreement dated December 1, 2003, the Company and the shareholders of Huckleberry restructured the management of the Huckleberry Mine such that the mine is now operated by Huckleberry and Imperial has relinquished certain elements of joint control and been released from all liability under the terms of a prior management agreement between Huckleberry and Imperial. As a result of this restructuring, the Company on December 1, 2003 ceased recording the results of operations and financial position of Huckleberry on a proportionate consolidation basis and commenced accounting for its interest in Huckleberry using the equity method.

The effect of this change was the recognition of the Company's share of Huckleberry's deficit in the amount of $27,327,208 as a deferred credit in the Company's balance sheet. This deferred credit will be realized if the Company sells its interest in Huckleberry or to the extent that any subsequent equity earnings of Huckleberry reduce the Company's share of this deficit. The Company continues to have significant influence on Huckleberry and acts in an advisory capacity on mine operations.

The Company's share of deficit and advances to Huckleberry is comprised of the following:

Loan receivable with interest calculated at bank prime rate plus 1.2%, secured by a $2.5 million demand fixed and floating charge debenture containing a charge on specific assets and a floating charge on all other assets of Huckleberry. Repayments of principal, and payment of interest, are due June 15th and December 15th of each year and are subject to available cash flow.	$2,500,000
Equity Share of deficit of Huckleberry at December 1, 2003 as previously reported, the date of restructuring of management of Huckleberry.	(27,466,826)
Effect of change on deficit of Huckleberry at December 1, 2003 as a result of the retroactive change in accounting policy for future site restoration costs (Note 2(a)).	139,618
Balance, December 1, 2003, as restated	(24,827,208)
Equity income for the month of December 2003 as previously reported	1,016,986
Effect on equity income for December 2003 as a result of the retroactive change in accounting policy for future site restoration costs (Note 2(a))	62,672
Balance, December 31, 2003, as restated	(23,747,550)
Equity (loss) for the period January 1 to June 30, 2004	(1,079,658)
Balance, June 30, 2004	$(24,827,208)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2004
(Unaudited – Prepared by Management)

The Company's equity share of Huckleberry's losses for the six months ended June 30, 2004 was $2,715,898 however, in accordance with the accounting practice for equity investments the Company has only recorded $1,079,658 of this loss, which represents the amount of cumulative equity earnings recognized by the Company since the date of reorganization to December 1, 2003. As the Company is not obligated to fund or share in any equity losses of Huckleberry, the amount of equity losses recorded are limited to the amount which result in the Company's share of deficit in Huckleberry equaling but not exceeding the amount as at the date of reorganization. The Company will commence recording equity income from Huckleberry when net cumulative equity income from Huckleberry exceeds $1,636,240, this being the amount of unrecognized losses since the date of reorganization on December 1, 2003.

Summarized financial information for Huckleberry is as follows:

Balance Sheet	June 30 2004	December 31 2003 *(Note 2(a))*
Current Assets		
Cash	$10,585,238	$2,888,654
Other current assets	13,733,783	15,892,075
	24,319,021	18,780,729
Mineral property	63,691,060	69,599,795
Future site restoration deposits and other	1,109,432	809,227
	$89,119,513	$89,189,751
Current Liabilities		
Accounts payable and other current liabilities	$5,156,050	$5,856,691
Current portion of long term debt and accrued interest and capital lease obligations	84,039,055	79,579,389
	89,195,105	85,436,080
Long term debt and accrued interest and capital lease obligations	55,092,439	53,456,465
Future site restoration costs and other long term liabilities	2,937,117	2,837,793
	147,224,661	141,730,338
Share Capital	57,595,611	57,595,611
Deficit	(115,700,759)	(110,136,198)
	(58,105,148)	(52,540,587)
	$89,119,513	$89,189,751

Imperial Metals

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2004
(Unaudited – Prepared by Management)

	Three Months Ended June 30, 2004	Six Months Ended June 30, 2004
Statement of Loss		
Revenues	$25,181,365	$55,616,197
Expenses	30,701,046	61,180,757
Net Loss	$(5,519,681)	$(5,564,560)
Statement of Cash Flows		
Operating activities	$4,083,804	$9,953,573
Financing activities	(61,127)	(154,620)
Investment activities	(1,588,452)	(2,102,369)
Increase in cash and cash equivalents	$2,434,225	$7,696,584

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Statement of Income		
Revenues	$21,171,746	$47,358,070
Expenses	16,842,944	40,525,414
Net Income	$4,328,802	$6,832,656
Statement of Cash Flows		
Operating activities	$2,628,288	$2,600,189
Financing activities	-	-
Investment activities	(2,849,886)	(5,037,274)
(Decrease) in cash and cash equivalents	$(221,598)	$(2,437,085)

Since 1998 Huckleberry has been unable to meet its scheduled obligations for payment of interest and principal on its long term debt and has been operating under a financial restructuring package whereby payments of principal and interest are dependent on available cash. Huckleberry has been receiving quarterly extensions of the repayment date from the debt holders ("Lenders") with the current extension expiring September 30, 2004.

Huckleberry's ability to meet or renegotiate its debt obligations as they become due is dependent on the continued support of the Lenders, the ability to obtain other financing and/or the achievement of sufficient cash flow from operations. If Huckleberry was unable to meet or renegotiate this obligation and the Lenders realized upon their security, then Huckleberry may be unable to continue as a going concern and material adjustments would be required to Huckleberry's carrying value of assets and liabilities. Such adjustments would not have a material effect on the ongoing operations of the Company as the Company is not contingently liable for any share of the Huckleberry debt. Huckleberry is continuing to negotiate with the Lenders to restructure the loan, however there is no assurance that the negotiations will be successfully concluded.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2004
(Unaudited – Prepared by Management)

4. SHARE CAPITAL

Share Capital
Authorized
50,000,000 First Preferred shares without par value
50,000,000 Second Preferred shares without par value issuable in series with rights and restrictions to be determined by the directors
100,000,000 Common Shares without par value

Issued and Fully Paid	2004		2003	
	Number of Shares	Issue Price or Attributed Value	Number of Shares	Issue Price or Attributed Value
Common shares				
Balance, beginning of period	25,494,764	$14,427,459	15,769,411	$2,755,182
Issued for cash, net of issue costs of nil (2003 - $130,601)	-	-	3,942,353	1,249,263
Issued for cash on exercise of options	75,000	37,500		
Issued for cash on exercise of warrants	73,000	401,500	-	-
Future income tax effect of flow through share expenditures	-	(26,566)	-	-
Balance, end of period	25,642,764	$14,839,893	19,711,764	$4,004,445

Share Option Plan

Under the Share Option Plan the Company may grant options to its directors, officers and employees for the purchase of up to 1,500,000 common shares of the Company. No options were outstanding prior to July 22, 2002. Under the plan, the exercise price of each option equals the market price of the Company's shares on the date of grant and an option's maximum term is 10 years. Options are granted from time to time by the Board of Directors and vest over a three year period.

On July 22, 2002 the Company granted to employees and directors options to purchase 1,495,000 shares at an exercise price of $0.50 per share. These share options have a term of five years and expire in 2007. On April 30, 2003 the Company granted to an employee options to purchase 15,000 shares at an exercise price of $0.50 per share. These share options have a term of four years and three months and expire in 2007. On March 12, 2004 the Company granted to employees options to purchase 30,000 shares at an exercise price of $6.80 per share. These options have a term of five years and nine months and expire in 2009.

Subsequent to June 30, 2004, 46,300 common share options were exercised with the Company receiving proceeds of $23,150 and the Company granted to an employee the option to purchase 15,000 shares at an exercise price of $6.80 per share. These options have a term of five and a half years and expire in 2009.

Had the Company followed the fair value method of accounting prior to January 1, 2004, the Company would have recorded a compensation expense of $59,032 in respect of these share options for the six months ended June 30, 2003. Proforma earnings information determined under the fair value method of accounting for stock options is as follows:

	Three Months Ended June 30, 2003	Six Months Ended June 30, 2003
Net Income		
As restated	$1,593,006	$1,200,191
Proforma compensation expense	28,796	59,032
Proforma Net Income as restated	$1,564,210	$1,141,159
Basic and diluted income per share		
As restated	$0.08	$0.06
Proforma	$0.08	$0.06

The fair value of the share options issued on the dates noted below were estimated at the date of grant using the Black-Scholes option pricing model, based on the following assumptions:

Date options issued	March 12, 2004	April 30, 2003	July 22, 2002
Estimated fair value per share	$4.00	$0.29	$0.22
Dividend yield	0%	0%	0%
Risk free interest rate	2.33%	4.09%	4.30%
Expected life	5.73 years	4.23 years	5 years
Expected volatility	68%	75%	55%

Forfeitures of options are accounted for in the period of forfeiture.

The determination of expected volatility contained in the option pricing model is based on subjective assumptions which can materially affect the fair value estimate of the option at the date of grant.

A summary of the status of the Company's share option plan as of June 30, 2004 and changes during the six months then ended is presented below:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2003	1,065,000	$0.50
Granted	30,000	$6.80
Exercised	(75,000)	$0.50
Lapsed	(5,000)	$0.50
Outstanding at June 30, 2004	1,015,000	$0.50
Options exercisable at June 30, 2004	583,333	$0.50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2004
(Unaudited – Prepared by Management)

Share Purchase Warrants

On June 30, 2004 1,103,500 common share purchase warrants were outstanding. Each warrant entitles the holder to acquire one common share of the Company at a price of $5.50 per share until December 1, 2005. After December 1, 2004 the Company is entitled to accelerate the expiry date of the warrants if the closing price of the common shares of the Company is at or above $8.50 per share for 10 consecutive trading days, by giving the holders of the warrants not less than 30 days notice in writing of such accelerated expiry date.

Subsequent to June 30, 2004, 54,625 common share purchase warrants were exercised with the Company receiving proceeds of $300,437.

5. JOINT VENTURE

The consolidated financial statements of the Company are comprised of the following amounts which include the Company's share of joint venture assets, liabilities and results of operations from Huckleberry up to December 1, 2003, the date the management of Huckleberry was restructured (Note 3).

	Three Months Ended June 30, 2003 *(Note 2(a))*		
	Huckleberry (50% interest)	Imperial (excluding Huckleberry)	Consolidated Total
Statement of Income (Loss)			
Revenues	$10,585,872	$284,388	$10,870,260
Expenses	8,421,470	855,784	9,277,254
Net Income (Loss)	$2,164,402	$(571,396)	$1,593,006
Statement of Cash Flows			
Cash flow from (applied to) operations	$1,224,298	$(1,248,468)	$(24,170)
Net change in non cash operating balances	68,748	1,500,400	1,569,148
Operating activities	1,293,046	251,932	1,544,978
Financing activities	-	-	-
Investment activities	(1,417,943)	524,056	(893,887)
Increase (decrease) in cash and cash equivalents	$(124,897)	$775,988	$651,091

	Six Months Ended June 30, 2003 *(Note 2(a))*		
	Huckleberry (50% interest)	Imperial (excluding Huckleberry)	Consolidated Total
Statement of Income (Loss)			
Revenues	$23,679,034	$567,568	$24,246,602
Expenses	20,262,706	2,783,705	23,046,411
Net Income (Loss)	$3,416,328	$(2,216,137)	$1,200,191
Statement of Cash Flows			
Cash flow from (applied to) operations	$492,259	$(1,092,709)	$(600,450)
Net change in non cash operating balances	807,836	193,504	1,001,340
Operating activities	1,300,095	(899,205)	400,890
Financing activities	-	1,249,213	1,249,213
Investment activities	(2,518,637)	693,237	(1,825,400)
Increase (decrease) in cash and cash equivalents	$(1,218,542)	$1,043,245	$(175,297)

Imperial Metals

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2004
(Unaudited – Prepared by Management)

6. SUBSEQUENT EVENTS

Subsequent to June 30, 2004 the Company

(a) obtained a $5 million line of credit facility with Edco Capital Corporation, a company controlled by N. Murray Edwards, the controlling shareholder of Imperial. The facility will be used to finance preproduction activity on the Mount Polley mine. The facility is secured by a General Security Agreement on the assets of Imperial, bears interest at 8% per annum, and is repayable by December 31, 2005.

(b) Completed a $0.5 million investment in Fjordland Exploration Inc., a junior mineral exploration company with a promising gold/copper discovery 35 kilometres south of the Mount Polley mine.

(c) Entered into a capital lease for mobile mining equipment requiring payments of US$66,545 per month for 35 months.